Exhibit 99.1

BUTTERFIELD COMPLETES REDEMPTION OF
8.00% GOVERNMENT GUARANTEED PREFERENCE SHARES,
REPURCHASES WARRANT

Hamilton, Bermuda-16 December 2016: The Bank of N.T. Butterfield & Son Limited (“Butterfield” or the“Bank”) (NYSE: NTB | BSX: NTB.BH) announced on 15 December 2016 that it completed the mandatory redemption of its 8.00% Non-Cumulative Perpetual Limited Voting Preference Shares par value USD $0.01 per share (“Preference Shares”).
All shareholders of record of the Preference Shares as of 1 December 2016 were issued a make-whole redemption payment of $1,180 per Preference Share on 15 December 2016, comprising the sum of the most recent dividend per Preference Share, the net present value of future dividend payments that would have been paid through 22 June 2019 and the $1,000 liquidation preference on each Preference Share, discounted for present value.

The Preference Shares have been cancelled and the Bank has requested a delisting of the Preference Shares from the Bermuda Stock Exchange and the Euro MTF market of the Luxembourg Stock Exchange, which it expects to be formalised imminently.

The redemption will also result in the discontinuance of $16.4 million in annual payments by Butterfield for Preference Share dividends and the guarantee fees payable to the Government of Bermuda, which will be accretive to earnings going forward.

The Bank also announced that it has repurchased for fair value a warrant to purchase 432,028 common shares from the Government of Bermuda. The warrant was issued to the Government of Bermuda in June 2009 pursuant to the Preference Shares Guarantee Agreement. The warrant has been cancelled.

-ENDS-

Forward-Looking Statements

Certain of the statements made in this news release are “forward-looking statements” within the meaning and protections of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements include, without limitation, statements about our future earnings following the redemption of the Preference Shares. Forward-looking statements reflect our current beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance, capital, ownership or achievements of the Bank to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements due to a variety of factors, including worldwide economic conditions, success in business retention and obtaining new business and other factors. All statements other than statements of historical fact are statements that could be forward-looking statements.

These forward-looking statements are often, but not always, made through the use of words or phrases such as “may,” “will,” “anticipate,” “assume,” “should,” “indicate,” “would,” “believe,” “contemplate,” “expect,” “estimate,” “continue,” “plan,” “point to,” “project,” “could,” “intend,” “target” and other similar words, phrases and expressions of the future.

All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties described in our Securities and Exchange Commission (“SEC”) reports and filings including, but not limited to, our prospectus dated 15 September 2016, filed with the SEC in accordance with Rule 424(b) of the Securities Act of 1933. Such reports are available upon request from the Bank, or from the SEC, including through the SEC’s Internet website at http://www.sec.gov.

We have no obligation and do not undertake to update, revise or correct any of the forward-looking statements after the date hereof, or after the respective dates on which any such statements otherwise are made.

No Offer or Solicitation

This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Butterfield:

Butterfield is specialist provider of international financial services. The Butterfield Group offers a full range of community banking services in Bermuda, and the Cayman Islands, encompassing retail and corporate banking and treasury activities. The Group variously provides private banking, asset management, investment advisory, residential property lending and personal trust services from its headquarters in Bermuda and subsidiary offices in The Bahamas, the Cayman Islands, Guernsey, Switzerland and the United Kingdom. Butterfield also provides services to corporate and institutional clients from offices in Bermuda, The Bahamas, the Cayman Islands and Guernsey, which include asset management and trust services. Butterfield is publicly traded on the New York Stock Exchange. Butterfield’s share price on the New York Stock Exchange is available on Bloomberg Financial Markets (symbol: NTB).  Butterfield is also publicly traded in Bermuda, and its shares are listed on the Bermuda Stock Exchange.  Butterfield’s share price in Bermuda is published daily in The Royal Gazette (www.theroyalgazette.com) and is also available on Bloomberg Financial Markets (symbol: NTB BH) and the Bermuda Stock Exchange website (www.bsx.com).  Further details on the Butterfield Group can be obtained from our website at: www.butterfieldgroup.com.

Media Relations Contact:

Mark Johnson
Vice President, Group Head of Communications
The Bank of N.T. Butterfield & Son Limited
Phone: (441) 299 1624
Cellular: (441) 524 1025
Fax: (441) 295 3878
E-mail: mark.johnson@butterfieldgroup.com